SEABURY SECURITIES, LLC
SUPPLEMENTARY INFORMATION
CONFIDENTIAL PURSUANT TO RULE 17a-5 (c)(3)
FOR THE YEAR ENDED DECEMBER 31, 2015

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total members' equity		$ 70,252
Less nonallowable assets		25.00
Net capital		$ 70,227
Aggregate indebtedness		$ 57,450
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 3,830
Minimum net capital requirement (under SEC Rule 15c3-1)		$ 5,000
Excess net capital (under SEC Rule 15c3-1) ($xx,xxx - $50,000)		
Percentage of aggregate indebtedness to net capital	$ 57,450 / $ 70,227	
		81.81%

There are no material difference between the computation of net capital present above and the computation of net capital report on the Company's unaudited Form X-17A-5, Part II-A Filing.